Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended September 30, 2021

Hamilton, Bermuda, November 16, 2021, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG-PA), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended September 30, 2021.

Recent Developments

Delivery of the GasLog Winchester

On August 24, 2021, GasLog took delivery of the GasLog Winchester, a 180,000 cubic meters (“cbm”) LNG carrier with dual fuel medium speed propulsion (“X-DF”) constructed by Samsung Heavy Industries Co., Ltd. (“Samsung”). Upon delivery, the vessel immediately commenced its seven-year charter with Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy Inc. (“Cheniere”).

Refinancing of 8.875% Senior Notes due in March 2022 (the “8.875% Senior Notes”)

On September 24, 2021, GasLog entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with certain affiliates of The Carlyle Group and EIG (such affiliates, the “Purchasers”) and Wilmington Trust (London) Limited, as administrative agent, for an amount of up to $325.0 million of 7.75% Notes due in 2029 (the “Notes”). The Company anticipates drawing down the Notes by March 2022. The proceeds of the Notes will be used to refinance the Company’s 8.875% Senior Notes. Any remaining proceeds may be used to pay transaction costs and expenses incurred in connection with the refinancing and/or general corporate purposes. The Note Purchase Agreement allows for the issuance of additional Notes in an amount up to $100.0 million for the purpose of refinancing existing obligations or pursuing new growth opportunities.

The Notes will be issued at 99.25% of face value and bear a fixed interest rate of 7.75%. The Purchasers received an upfront fee of 0.75% on signing and shall receive a ticking fee of 1.5% from signing until drawing. Under certain conditions, the Company may elect to pay interest in kind up to three times, with the interest rate increasing to 9.75% for the applicable quarter.

The Notes can be redeemed in whole or in part at any time subject to a pre-determined premium until year 4 and at par thereafter. If the Company’s historical or projected EBITDA to debt service ratio falls below a certain threshold during years 6 and 7, a percentage of the Company’s excess cash flow will be applied towards prepayment of the Notes. The Note Purchase Agreement requires that the Company comply with financial covenants that are identical to GasLog’s financial covenants as described in Note 13 of our annual audited consolidated financial statements included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 5, 2021. Upon funding, the Purchasers will obtain a charge on the shares of GasLog Carriers Limited (“GLC”) held by the Company and a pledge on a designated bank account of GLC.

In addition, the Note Purchase Agreement includes restrictions on distributions consistent with the Company’s Norwegian Kroner (“NOK”) denominated bond, according to which the Company may not make distributions that in aggregate exceed $1.10/share during any calendar year. Notwithstanding the foregoing, GasLog may make any amounts of distributions so long as the Company’s cash and cash equivalents (on a consolidated basis) exceed $150.0 million. Finally, the Note Purchase Agreement also contains certain restrictions on indebtedness, liens, guarantees, asset sales and distributions, among others. Among other exceptions, new indebtedness is permitted when the Company meets pre-determined thresholds on a pro-forma basis for its “Charter Coverage Ratio” (the ratio of the present value of qualified contracted revenues to the aggregate indebtedness of the Company on any date).

Sale and Lease-Back of the GasLog Shanghai and the GasLog Salem

On October 26, 2021, GasLog Partners LP (“GasLog Partners” or the “Partnership”) and GasLog completed the sale and lease-back of the GasLog Shanghai and the GasLog Salem, two 155,000 cbm tri-fuel diesel electric propulsion (“TFDE”) LNG carriers, built in 2013 and 2015, respectively, with a wholly-owned subsidiary of China Development Bank Leasing (“CDBL”). The vessels were sold and leased back under bareboat charters with CDBL for a period of five years with no repurchase option or obligation. The completion of both transactions released $42.8 million of incremental net liquidity (net sale proceeds less debt prepayment) to the Group, while the vessels remain on their charters with a subsidiary of Gunvor Group Ltd. (“Gunvor”).

As of September 30, 2021, both vessels were remeasured at the lower of their carrying amount and fair value less cost to sell and were reclassified in current assets as Vessels held for sale. Similarly, their debt net of the unamortized portion of loan issuance costs of $199.8 million was classified as current. Finally, a non-cash impairment loss of $16.9 million was recorded for GasLog Salem.

New Charter Agreements

During the third quarter of 2021, GasLog entered into a three-year time charter agreement with Mitsui & Co., Ltd. (“Mitsui”) for the GasLog Saratoga, a 155,000 cbm TFDE LNG carrier built in 2014, which was operating in the spot market. In addition, the GasLog Skagen, which was also operating in the spot market, was chartered to Chevron Asia Pacific Shipping Pte. Ltd. (“Chevron”) for one year. The GasLog Skagen is a 155,000 cbm TFDE LNG carrier built in 2013. During the third quarter of 2021, GasLog Partners also signed a new one-year time charter agreement with TotalEnergies SE (“TotalEnergies”) for the GasLog Seattle, a 155,000 cbm TFDE LNG carrier, built in 2013 and extended the time charter of the GasLog Santiago with Trafigura Maritime Logistics PTE Ltd. (“Trafigura”) for an additional twelve months.

Financial Summary

Amounts in thousands of U.S. dollars except per share data	For the three months ended
	September 30 2020	September 30 2021
Revenues	$156,729	$208,162
Profit for the period	$10,116	$48,542
Adjusted EBITDA[1]	$102,111	$157,722
Adjusted Profit[1]	$13,019	$60,183

1 Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 3,096 available days for the quarter ended September 30, 2021, as compared to 2,627 available days for the quarter ended September 30, 2020. Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities). The increase in available days was mainly driven by the deliveries of the GasLog wholly owned vessels, the GasLog Westminster, the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester on July 15, 2020, November 16, 2020, January 4, 2021, June 15, 2021 and August 24, 2021, respectively, and decreased off-hire days for scheduled dry-dockings (202 dry-docking off-hire days in the three-month period ended September 30, 2020 compared to 65 dry-docking off-hire days in the three-month period ended September 30, 2021).

Revenues were $208.2 million for the quarter ended September 30, 2021 ($156.7 million for the quarter ended September 30, 2020). The increase in revenues is mainly attributable to an increase of $25.0 million due to the aforementioned deliveries of the GasLog wholly owned vessels, a net increase of $23.7 million  due to the improved performance of the vessels in our spot fleet and an increase of $2.5 million due to 137 fewer off-hire days for scheduled dry-dockings in the third quarter of 2021.

Profit for the period was $48.5 million for the quarter ended September 30, 2021 (profit of $10.1 million for the quarter ended September 30, 2020). The increase in Profit is mainly attributable to the increase in profit from operations, which is mainly affected by the increase in revenues, as discussed above, partially offset by the impairment loss of GasLog Salem and the decrease in financial costs, mainly due to the decrease in write-off of unamortized loan fees relating to the refinancing completed in 2020, partially offset by an increase in other financial costs.

Adjusted EBITDA was $157.7 million for the quarter ended September 30, 2021 ($102.1 million for the quarter ended September 30, 2020). The increase in Adjusted EBITDA is mainly attributable to the increase in revenues of $51.5 million, as discussed above and a decrease of $7.7 million from reduced general and administrative expenses due to reduced employee costs and amortization of share-based compensation, both driven by cost-reduction initiatives. The above variances were partially offset by an increase of $2.7 million in vessel operating expenses mainly due to the increased fleet from the newbuilding deliveries, which was partially offset by a decrease in technical maintenance expenses primarily in connection with increased maintenance needs of the fleet in the third quarter of 2020 compared to the same period in 2021 and decreased insurance costs.

Adjusted Profit was $60.2 million for the quarter ended September 30, 2021 ($13.0 million for the quarter ended September 30, 2020). The increase in Adjusted Profit is mainly attributable to the increase in Profit for the period as discussed above, adjusted for the effects of the write-off of unamortized loan fees due to the debt refinancing in 2020, the restructuring costs, the foreign exchange gains, net, the net unrealized foreign exchange losses on cash and bonds, the costs relating to the transaction with BlackRock’s Global Energy & Power Infrastructure team (the “Transaction”) (such costs, the “Transaction Costs”) and the impairment loss of GasLog Salem.

As of September 30, 2021, GasLog had $224.3 million of cash and cash equivalents. In addition, an amount of $5.1 million was held as cash collaterals with respect to our swaps and is included in Prepayments and other current assets.

As of September 30, 2021, GasLog had an aggregate of $3.9 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $752.4 million is repayable within one year ($315.0 million of which relates to the 8.875% Senior Notes and $199.8 million of which was prepaid pursuant to the completion of the sale and lease-back transactions of the GasLog Shanghai and the GasLog Salem with CDBL in October 2021), and $191.2 million of lease liabilities mainly related to the sale and leaseback of the Methane Julia Louise, of which $10.0 million is payable within one year. GasLog has hedged 40.7% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liabilities and the 8.875% Senior Notes) as of September 30, 2021.

As of September 30, 2021, GasLog’s current assets totaled $573.7 million, while current liabilities totaled $965.8 million, resulting in a negative working capital position of $392.1 million. Current liabilities include $315.0 million relating to the 8.875% Senior Notes, that mature on March 22, 2022 and which we have successfully refinanced with the Note Purchase Agreement discussed above, $199.8 million which was prepaid in October 2021 pursuant to the completion of the sale and lease-back transactions of the GasLog Shanghai and the GasLog Salem and $68.2 million of unearned revenue in relation to hires received in advance of September 30, 2021 (which represents a non-cash liability that will be recognized as revenue in October 2021 as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing borrowings, the Refinancing of the 8.875% Senior Notes we concluded in September 2021 and the sale and lease-

back transactions we concluded in October 2021. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

GasLog Partners Preference Unit Repurchase Programme

In March 2021, GasLog Partners established a preference unit repurchase programme (the “Repurchase Programme”), which authorized the repurchase of preference units through March 31, 2023. In the three and nine months ended September 30, 2021, GasLog Partners repurchased and cancelled a total of 334,336 Series B Preference Units and 155,001 Series C Preference Units at a weighted average price below par of $24.64 per Series B Preference Unit and $24.89 per Series C Preference Unit, respectively, under the Repurchase Programme. The aggregate amount repaid during the period for repurchases of preference units was $12.4 million, including commissions.

Fleet Update

Owned Fleet

As of November 16, 2021, our wholly owned fleet consisted of the following vessels:

Vessel Name		Year Built	Cbm	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Chelsea	2010	153,600	Glencore (3)	TFDE	January 2022	—
2	GasLog Savannah	2010	155,000	Eni (4)	TFDE	April 2022	—
3	Methane Lydon Volney	2006	145,000	Naturgy (5)	Steam turbine propulsion (“Steam”)	June 2022	—
4	GasLog Singapore (6)	2010	155,000	RWE (6)	TFDE	July 2022	2023 (6)
5	GasLog Skagen	2013	155,000	Chevron	TFDE	September 2022	—
6	GasLog Saratoga	2014	155,000	Mitsui	TFDE	September 2024	—
7	GasLog Genoa	2018	174,000	Shell (7)	X-DF	March 2027	2030-2033 (7)
8	GasLog Windsor	2020	180,000	Centrica (8)	X-DF	April 2027	2029-2033 (8)
9	GasLog Westminster	2020	180,000	Centrica (8)	X-DF	July 2027	2029-2033 (8)
10	GasLog Georgetown	2020	174,000	Cheniere	X-DF	November 2027	2030-2034 (9)
11	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (9)
12	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (9)
13	GasLog Winchester	2021	180,000	Cheniere	X-DF	August 2028	2031-2035 (9)
14	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035 (7)
15	GasLog Warsaw	2019	180,000	Endesa (10)	X-DF	May 2029	2035-2041 (10)
16	GasLog Wales	2020	180,000	Jera (11)	X-DF	March 2032	2035-2038 (11)

As of November 16, 2021, the Partnership’s fleet consisted of the following vessels:

Vessel Name		Year Built	Cbm	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Rita Andrea	2006	145,000	Gunvor	Steam	March 2022	2022 (12)
2	Solaris	2014	155,000	Shell	TFDE	March 2022	2022 (7)
3	Methane Heather Sally	2007	145,000	Cheniere	Steam	June 2022	—
4	GasLog Sydney	2013	155,000	TotalEnergies	TFDE	June 2022	—
5	GasLog Seattle	2013	155,000	TotalEnergies	TFDE	June 2022	—
6	Methane Shirley Elisabeth	2007	145,000	JOVO (13)	Steam	August 2022	—
7	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2022	2023–2028 (14)
8	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024-2025 (9)
9	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031 (7)
10	Methane Alison Victoria	2007	145,000	CNTIC VPower (15)	Steam	October 2023	2024-2025 (15)
11	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031 (7)
12	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029 (7)
13	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (7)
14	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (7)

Bareboat Vessels

Vessel Name		Year Built	Cbm	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Salem (16)	2015	155,000	Gunvor	TFDE	March 2022	—
2	GasLog Shanghai (16)	2013	155,000	Gunvor	TFDE	November 2022	—
3	GasLog Hong Kong (16)	2018	174,000	TotalEnergies	X-DF	December 2025	2028 (17)
4	Methane Julia Louise (16)	2010	170,000	Shell	TFDE	March 2026	2029-2031 (7)
5	GasLog Houston (16)	2018	174,000	Shell	X-DF	May 2028	2031-2034 (7)

(1)	Indicates the expiration of the initial term.

(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The vessel is chartered to ST Shipping & Transport Pte. Ltd., a wholly owned subsidiary of Glencore PLC. (“Glencore”).

(4)	The vessel is chartered to LNG Shipping SpA, a wholly owned subsidiary of Eni SpA (“Eni”).

(5)	The vessel is chartered to Naturgy Aprovisionamientos SA. (“Naturgy”).

(6)	The vessel is chartered to RWE Supply & Trading GmbH (“RWE”). RWE has the option to extend the term of the time charter by an additional period of six months or one year. Following the completion of the charter with RWE, the vessel is expected to be delivered to Sinolam LNG Terminal, S.A. (“Sinolam LNG”) for use as a floating storage unit (“FSU”) in support of a LNG gas-fired power plant currently being developed near Colon, Panama, by Sinolam Smarter Energy LNG Power Company, a subsidiary of private Chinese investment group Shanghai Gorgeous Development Company. The completion of the power plant was initially scheduled for the second quarter of 2020 but has since been significantly delayed as a result of COVID-19 related impacts to the construction schedule. GasLog is currently under discussions with Sinolam LNG to determine the project’s new expected start date. In the meantime, the vessel has undergone FSU conversion for the Sinolam LNG charter during its scheduled dry-dock in the second quarter of 2021.

(7)	The vessel is chartered to Royal Dutch Shell plc (“Shell”). Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston and the GasLog Gladstone by two additional periods of three years, (b) the Solaris by an additional four months, (c) the GasLog Geneva and the GasLog Gibraltar by two additional periods of five and three years, respectively, (d) the Methane Becki Anne and the Methane Julia Louise for a period of either three or five years, (e) the GasLog Greece and the GasLog Glasgow for a period of five years, provided that Shell gives us advance notice of the declarations.

(8)	The vessels are chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica Plc (“Centrica”). Centrica has the right to extend the charters by three additional periods of two years, provided that Centrica gives us advance notice of declaration.

(9)	Cheniere has the right to extend the charters of (a) the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester by three consecutive periods of three years, two years and two years, respectively and (b) the Methane Jane Elizabeth by two additional periods of one year, provided that Cheniere gives us advance notice of the declarations.

(10)	“Endesa” refers to Endesa S.A. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration.

(11)	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc. Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration.

(12)	Gunvor may extend the term of the time charter of the Methane Rita Andrea by an additional period of six months.

(13)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group (“JOVO”).

(14)	Trafigura may extend the term of this time charter for a period ranging from one to six years, provided that the charterer gives us advance notice of declaration.

(15)	The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. CNTIC VPower may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of declaration.

(16)	GAS-ten Ltd. and GAS-three Ltd. have sold the GasLog Salem and the GasLog Shanghai, respectively, to CDBL and leased them back for a period of five years, with no repurchase option or obligation. GAS-twenty five Ltd., GAS-twenty six Ltd. and GAS-twenty four Ltd. have sold the GasLog Hong Kong to Sea 190 Leasing, the Methane Julia Louise to Lepta Shipping and the GasLog Houston to Hai Kuo Shipping, respectively, and leased them back for a period of up to twelve, 17 and eight years, respectively. GAS-twenty five Ltd. and GAS-twenty six Ltd. have the option and GAS-twenty four Ltd. has the option and the obligation to re-purchase the vessels on pre-agreed terms.

(17)	TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog has agreed, and has caused our controlled affiliates (other than GasLog Partners, its general partner and its subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying and offering GasLog Partners the opportunity to purchase such a vessel at fair market value.

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2020 and September 30, 2021

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2020	September 30, 2021
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	21,759	23,076
Deferred financing costs	5,150	3,894
Other non-current assets	12,463	5,538
Derivative financial instruments, non-current portion	5,561	2,692
Tangible fixed assets	5,028,509	5,170,895
Vessels under construction	132,839	30,211
Right-of-use assets	203,437	198,589
Total non-current assets	5,419,229	5,444,406
Current assets
Vessels held for sale	—	299,452
Trade and other receivables	36,223	30,472
Dividends receivable and other amounts due from related parties	1,259	497
Derivative financial instruments, current portion	534	635
Inventories	7,564	7,947
Prepayments and other current assets	24,685	10,450
Cash and cash equivalents	367,269	224,289
Total current assets	437,534	573,742
Total assets	5,856,763	6,018,148
Equity and liabilities
Equity
Preference shares	46	46
Share capital	954	954
Contributed surplus	759,822	718,899
Reserves	18,667	15,547
Treasury shares	(1,340)	—
Accumulated deficit	(132,780)	(51,599)
Equity attributable to owners of the Group	645,369	683,847
Non-controlling interests	951,768	984,770
Total equity	1,597,137	1,668,617
Current liabilities
Trade accounts payable	25,046	26,549
Ship management creditors	397	425
Amounts due to related parties	164	33
Derivative financial instruments, current portion	35,415	31,678
Other payables and accruals	143,057	144,673
Borrowings, current portion	245,626	752,413
Lease liability, current portion	9,644	10,018
Total current liabilities	459,349	965,789
Non-current liabilities
Derivative financial instruments, non-current portion	78,440	42,874
Borrowings, non-current portion	3,527,595	3,152,516
Lease liability, non-current portion	186,526	181,217
Other non-current liabilities	7,716	7,135
Total non-current liabilities	3,800,277	3,383,742
Total equity and liabilities	5,856,763	6,018,148

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Revenues	156,729	208,162	481,487	586,499
Voyage expenses and commissions	(5,159)	(3,158)	(18,074)	(12,751)
Vessel operating and supervision costs	(39,161)	(41,929)	(106,818)	(121,870)
Depreciation	(45,106)	(51,384)	(130,250)	(147,567)
General and administrative expenses	(14,677)	(7,043)	(35,452)	(32,283)
Loss on disposal of non-current assets	—	—	(572)	—
Impairment loss on vessels	—	(16,853)	(22,454)	(16,853)
Profit from operations	52,626	87,795	167,867	255,175
Financial costs	(41,103)	(38,193)	(126,101)	(128,797)
Financial income	40	30	685	116
(Loss)/gain on derivatives	(2,095)	(1,737)	(86,686)	12,236
Share of profit of associates	648	647	1,576	1,767
Total other expenses, net	(42,510)	(39,253)	(210,526)	(114,678)
Profit/(loss) for the period	10,116	48,542	(42,659)	140,497
Attributable to:
Owners of the Group	(354)	28,031	(73,181)	81,181
Non-controlling interests	10,470	20,511	30,522	59,316
	10,116	48,542	(42,659)	140,497

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2020	September 30, 2021
	(restated)(1)
Cash flows from operating activities:
(Loss)/profit for the period	(42,659)	140,497
Adjustments for:
Depreciation	130,250	147,567
Impairment loss on vessels	22,454	16,853
Loss on disposal of non-current assets	572	—
Share of profit of associates	(1,576)	(1,767)
Financial income	(685)	(116)
Financial costs	126,101	128,797
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	86,570	(12,417)
Share-based compensation	4,983	3,337
	326,010	422,751
Movements in working capital	6,173	1,350
Net cash provided by operating activities	332,183	424,101
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(540,337)	(492,287)
Proceeds from disposal of tangible fixed assets	2,322	—
Payments for right-of-use assets	(5,815)	—
Dividends received from associate	1,325	1,250
Purchase of short-term investments	—	(2,500)
Maturity of short-term investments	4,500	2,500
Financial income received	803	116
Net cash used in investing activities	(537,202)	(490,921)
Cash flows from financing activities:
Proceeds from loans	1,678,938	471,867
Loan and bond repayments	(1,318,416)	(340,592)
Payment for bond repurchase at a premium	(1,937)	—
Payment for interest rate swaps termination	(26,867)	—
Proceeds from entering into interest rate swaps	31,622	—
Interest paid	(139,753)	(133,850)
Loan/bond modification costs related to the Transaction	—	(15,718)
Payment of cash collaterals for swaps	(96,415)	(7,100)
Release of cash collaterals for swaps	70,310	25,427
Payment of loan and bond issuance costs	(25,657)	(10,274)
Loan issuance costs received	—	379
Payment of equity raising costs	(816)	(334)
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)	—	10,000
Proceeds from private placement	36,000	—
Dividends paid	(74,857)	(54,974)
Payment for cross currency swaps’ (“CCS”) termination/modification	(4,051)	—
Purchase of treasury shares or GasLog Partners’ common and preference units	(2,996)	(12,361)
Payments for lease liabilities	(8,225)	(8,293)
Net cash provided by/(used in) financing activities	116,880	(75,823)
Effects of exchange rate changes on cash and cash equivalents	(2,138)	(337)
Decrease in cash and cash equivalents	(90,277)	(142,980)
Cash and cash equivalents, beginning of the period	263,747	367,269
Cash and cash equivalents, end of the period	173,470	224,289

(1)	Restated so as to reflect a change in accounting policy introduced on January 1, 2021, with respect to the reclassification of interest paid and movements of cash collaterals for swaps.

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss on vessels, gain/loss on disposal of non-current assets, restructuring costs and Transaction Costs. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. EBITDA, Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss on vessels, gain/loss on disposal of non-current assets, restructuring costs and Transaction Costs; and in the case of Adjusted Profit, write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods. In the current period, Transaction Costs are excluded from Adjusted EBITDA and Adjusted Profit because they are charges and items not considered to be reflective of the ongoing operations of the company, that we believe reduce the comparability of our operating and business performance across periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA and Adjusted Profit are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA and Adjusted Profit, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted Profit should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit/(loss) to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Profit/(loss) for the period	10,116	48,542	(42,659)	140,497
Depreciation	45,106	51,384	130,250	147,567
Financial costs	41,103	38,193	126,101	128,797
Financial income	(40)	(30)	(685)	(116)
Loss/(gain) on derivatives	2,095	1,737	86,686	(12,236)
EBITDA	98,380	139,826	299,693	404,509
Foreign exchange losses/(gains), net	584	(325)	354	(714)
Restructuring costs	3,147	660	5,107	804
Transaction Costs	—	708	—	9,666
Loss on disposal of non-current assets	—	—	572	—
Impairment loss on vessels	—	16,853	22,454	16,853
Adjusted EBITDA	102,111	157,722	328,180	431,118

Reconciliation of Profit/(loss) to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Profit/(loss) for the period	10,116	48,542	(42,659)	140,497
Non-cash (gain)/loss on derivatives	(5,616)	(7,448)	74,638	(39,019)
Write-off of unamortized loan/bond fees	4,774	841	5,090	4,369
Foreign exchange losses/(gains), net	584	(325)	354	(714)
Restructuring costs	3,147	660	5,107	804
Transaction Costs	—	775	—	25,385
Unrealized foreign exchange losses/(gains), net on cash and bonds	14	285	(4,036)	337
Swap optimization costs (with respect to cash collateral amendments)	—	—	3,319	—
Loss on disposal of non-current assets	—	—	572	—
Impairment loss on vessels	—	16,853	22,454	16,853
Adjusted Profit	13,019	60,183	64,839	148,512